Exhibit 99.1

Brookfield Renewable Partners

PRESS RELEASE

All amounts in Canadian dollars unless otherwise stated

BROOKFIELD RENEWABLE ANNOUNCES QUARTERLY DIVIDEND
RATE ON ITS SERIES 2 PREFERENCE SHARES

BROOKFIELD, News, January 3, 2017 – Brookfield Renewable Partners L.P. (TSX: BEP.UN; NYSE: BEP) (“Brookfield Renewable”) today announced the quarterly dividend on Brookfield Renewable Power Preferred Equity Inc.’s floating-rate Class A Preference Shares, Series 2 (“Series 2 Shares”).

The dividend is paid at an annual rate, calculated for each quarter, of 2.62% over the annual yield on three-month Government of Canada treasury bills. The actual quarterly dividend rate in respect of the February 1, 2017 to April 30, 2017 dividend period will be 0.75418% (3.093% on an annualized basis) and the dividend, if declared, for such dividend period will be $0.188545 per share, payable on May 1, 2017.

The Series 2 Shares are listed on the TSX under the trading symbol “BRF.PR.B”.

Brookfield Renewable Partners

Brookfield Renewable Partners operates one of the world’s largest publicly traded, pure-play renewable power platforms. Our portfolio consists of hydroelectric and wind facilities in North America, Latin America and Europe and totals more than 10,000 megawatts of installed capacity. Brookfield Renewable is listed on the New York and Toronto stock exchanges. Further information is available at https://bep.brookfield.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.
Brookfield Renewable is the flagship listed renewable power company of Brookfield Asset Management, a leading global alternative asset manager with $250 billion of assets under management.

For more information, please contact:

Zev Korman
Senior Vice President, Investor Relations
Tel: (416) 359-1955
Email: zev.korman@brookfieldrenewable.com